Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Positive results in Phase 3 trial for Toujeo® in children and adolescents with type 1 diabetes

*	CHMP adopts positive opinion for expanded indication for Toujeo in children and adolescents (aged 6 to 17 years) with diabetes

PARIS – November 4, 2019 – Children and adolescents (aged 6 to 17 years) living with type 1 diabetes achieved comparable reduction in average blood sugar (HbA1c) and similar risk of low blood sugar events with Toujeo® (insulin glargine 300 Units/mL) compared to insulin glargine 100 Units/mL (Gla-100), according to results presented at the International Society for Pediatric and Adolescent Diabetes 45th Annual Conference in Boston, Massachusetts.1

“We know that living with type 1 diabetes means dealing with highs and lows in blood sugar, which are worrying and present substantial challenges for young people,” said Prof. Dr. Thomas Danne, Director of the Department of General Pediatrics and Endocrinology/Diabetology at the Children’s Hospital on the Bult, Hannover Medical School, Germany. “In addition to the trial demonstrating safety and efficacy, the percentage of patients with severe hypoglycemia, and the percentage with hyperglycemia with ketosis, were numerically lower with Toujeo.”

The trial, EDITION JUNIOR, is the first randomized, controlled trial comparing Toujeo vs Gla-100 in this group of patients. The study met its primary endpoint with comparable reductions in average blood sugar over 6 months with both treatments and similar risk of low blood sugar events (hypoglycemia). The percentages of patients who experienced severe hypoglycemia and who experienced high blood sugar (hyperglycemia) with ketosis were numerically lower with Toujeo. As these are serious short-term complications, these findings are clinically important for people with type 1 diabetes.

Based on these data, the European Medicines Agency’s Committee for Medicinal Products for Human Use adopted a positive opinion on October 17, recommending expanding the current indication for Toujeo in the Europe Union for the treatment of diabetes mellitus in adolescents and children (6 years and older).

“Across the globe, between 50 and 80 percent of young people living with type 1 diabetes need more treatment options to help them achieve an average blood sugar level below 7.5%,” said Dietmar Berger, Global Head of Development at Sanofi. “By taking this step toward investigating an additional option for children and adolescents living with diabetes, we hope to provide another treatment for them and their physicians, to develop an individualized treatment plan that helps patients better manage their disease.”

The European Commission will make a final decision on this additional indication in the coming months.

About the study

The EDITION JUNIOR study1 compared Toujeo to Gla-100 in 463 children and adolescents (aged 6 to 17 years) treated for type 1 diabetes for at least one year and with HbA1c between 7.5% and 11.0% at screening. Participants continued to use their existing mealtime insulin.

The study met its primary endpoint, confirming non-inferior reduction of HbA1c with Toujeo vs Gla-100 after 26 weeks (mean reduction 0.4% vs 0.4%; difference: 0.004%, 95% CI -0.17 to 0.18; upper bound was below the pre-specified non-inferiority margin of 0.3%).

Over the same period, a comparable number of patients experienced one or more anytime (24h) documented low blood sugar (hypoglycemia) events. Numerically fewer patients using Toujeo experienced severe hypoglycemia, or experienced one or more episodes of high blood sugar (hyperglycemia) with ketosis compared, with those using Gla-100.

The number of adverse events was comparable between the two treatment groups (65.2% vs 65.8% of patients reported any treatment-emergent adverse event). No unexpected safety concerns were reported, based on the established profiles of both products.

	Toujeo (n=233)	Gla-100 (n=228)
One or more event of severe and/or documented (≤ 70 mg/dL) hypoglycemia (24 h)	226 (97%)	223 (97.8%)
RR: 0.99 95% CI: 0.96 to 1.02

One or more event of severe and/or documented (< 54 mg/dL) hypoglycemia (24 h)	187 (80.3%)	191 (83.8%)
RR: 0.96 95% CI: 0.88 to 1.04

One or more episode of severe hypoglycemia (24 h)	14 (6.0%)	20 (8.8%)
RR: 0.68 95% CI (0.35 to 1.30)

One or more event of hyperglycemia with ketosis (ketones ≥1.5 mmol/L)	19 (8.2%)	26 (11.4%)

The study design includes a further 6-month safety follow-up period, which will be reported separately.

References

1.

Danne T et al., “Insulin Glargine 300 U/mL (Gla-300) provides effective glycemic control in youths with type 1 diabetes (T1D): the EDITION JUNIOR study”, Poster presentation P240, ISPAD 45th Annual Conference, Boston MA, U.S., October 31, 2019. Available via http://www.professionalabstracts.com/ispad2019/Iplanner/#/presentation/216 [Accessed October 2019].

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Nicolas Kressmann Tel.: +1 (732) 532-5318 Nicolas.Kressmann@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.